Management's Discussion and Analysis
For the three months ended March 31, 2017

The following management discussion and analysis (“MD&A”) of the consolidated operations and financial position of Osisko Gold Royalties Ltd (“Osisko”, “Osisko Gold Royalties” or the “Company”) and its wholly owned subsidiaries for the three months ended March 31, 2017 should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and related notes for the three months ended March 31, 2017. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit Committee composed of independent directors. The Audit Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of May 4, 2017, the date when the Board of Directors has approved the Company's unaudited condensed interim consolidated financial statements for the three months ended March 31, 2017 following the recommendation of the Audit Committee. All monetary amounts included in this report are expressed in Canadian dollars, the Company’s reporting currency, unless otherwise noted. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Forward-Looking Statements” section.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – First Quarter Report

Description of the Business

Osisko Gold Royalties Ltd was formed following the friendly acquisition of Osisko Mining Corporation by Yamana Gold Inc. (“Yamana”) and Agnico Eagle Mines Limited (“Agnico Eagle”) and commenced active operations on June 16, 2014. Osisko is a public company traded on the Toronto Stock Exchange and the New York Stock Exchange and is domiciled in the Province of Québec, Canada. The Company is incorporated under the Business Corporations Act (Québec) and is focused on acquiring and managing precious metal and other high-quality royalties and streams and similar interests in the Americas. The Company’s cornerstone assets include a 5% net smelter return (“NSR”) royalty on the Canadian Malartic mine located in Malartic, Québec and a sliding scale 2.0% - 3.5% NSR royalty on the Éléonore mine, located in the James Bay area in Québec. The Company also acquired a silver stream on the Gibraltar mine located in British Columbia in March 2017 and owns a portfolio of royalties, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects in Canada and the U.S.A. In addition, the Company invests in equities of exploration, development and royalty companies.

Business Model and Strategy

The Company’s objective is to maximize returns for its shareholders by growing its asset base, both organically and through accretive acquisitions of precious metal and other high-quality royalties, streams and similar interests, and by returning capital to its shareholders by dividend payments. The Company believes it can achieve this by putting its team’s strong technical expertise to work seeking out high margin growth opportunities that provide exposure to the upside of commodity prices and optionality of reserve growth and new discoveries. Osisko’s main focus is on high quality gold assets located in favourable jurisdictions and operated by established mining companies, as these assets are expected to support a premium valuation in the marketplace. The Company will also evaluate opportunities in other commodities and jurisdictions. Given that a core aspect of the Company’s business is the ability to compete for investment opportunities, Osisko plans to maintain a strong balance sheet and ability to deploy capital. The Company may also invest or maintain investments in gold bullion as part of its overall treasury management, through the acquisition of gold bullion on the market or through holding in-kind royalties received.

Highlights – First quarter of 2017

  Record quarterly gold equivalent ounces (“GEO”) earned of 10,4181 (9% increase compared to Q1 20162 );
  Quarterly revenues of $17.1 million (10% increase compared to Q1 2016);
  Net cash flows provided by operating activities of $12.0 million (compared to $9.8 million in Q1 2016);
  Net earnings attributable to Osisko shareholders of $4.1 million, $0.04 per basic share (compared to a net loss of $0.1 million, $0.00 per basic share in Q1 2016);
  Adjusted earnings3 of $6.6 million, $0.06 per basic share3 (compared to 8.7 million, $0.09 per basic share in Q1 2016);
  Cash and cash equivalents of $423.6 million as at March 31, 2017;
  Closing of a US$33.0 million ($44.3 million) silver stream agreement with Taseko Mines Limited (“Taseko”); and
  Declaration of a quarterly dividend of $0.04 per common share paid on April 17, 2017 to shareholders of record as of the close of business on March 31, 2017.

Highlights – Subsequent to March 31, 2017

  Acquisition of additional common shares of Barkerville Gold Mines Ltd. (“Barkerville”), an associate of Osisko, for $28.1 million which increased Osisko’s holding to 35.2%;
  Acquisition of an additional 0.75% NSR royalty on the Cariboo gold project from Barkerville for cash consideration of $12.5 million, which increased the NSR royalty held by Osisko on the Cariboo gold project to a total of 2.25% NSR; and
  On May 4, 2017, declaration of a quarterly dividend of $0.04 per common share payable on July 17, 2017 to shareholders of record as of the close of business on June 30, 2017.
_________________________________________
[1]

Gold equivalent ounces earned includes NSR royalties in gold, silver and other cash royalties and the silver stream. Silver was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Refer to the portfolio of royalty and stream interests section for average metal prices used.

[2]	Three months ended March 31, 2016 or first quarter of 2016 (“Q1 2016”).
[3]

“Adjusted earnings” and “Adjusted earnings per share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management’s Discussion and Analysis.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – First Quarter Report

Portfolio of Royalty and Stream Interests

Osisko holds two of the premier royalty assets in the gold sector. All of its producing royalty and stream interests are in Canada. The following table details the GEO earned from Osisko’s producing royalty and stream interests:

	For the three months ended
		March 31,
	2017	2016

Gold

Canadian Malartic	7,483	7,122
Éléonore	1,582	2,070
Island Gold	416	212
Vezza	349	-
Other	150	27
	9,980	9,431

Silver

Gibraltar (2 months)	309	-
Canadian Malartic	127	102
Vezza	2	-
	438	102

Total GEO	10,418	9,533

GEO by metal

Revenue by royalty and steam interest

CM = Canadian Malartic, ELE = Éléonore, GIB = Gibraltar

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – First Quarter Report

Average Metal Prices and Exchange Rate

	For the three months ended
		March 31,
	2017	2016

Gold(1)	$1,219	$1,183
Silver(2)	$17	$15

Exchange rate (US$/Can$)(3)	1.3238	1.3732

(1)	The London Bullion Market Association’s pm price in U.S. dollars
(2)	The London Bullion Market Association’s price in U.S. dollars
(3)	Bank of Canada noon rate

Canadian Malartic (Agnico Eagle and Yamana)

The Company’s cornerstone asset is a 5% NSR royalty on the Canadian Malartic property which is located in Malartic, Québec, and operated by the Canadian Malartic General Partnership created by Agnico Eagle and Yamana (the “Partners”). The Canadian Malartic property includes the Canadian Malartic mine, which was constructed and developed by Osisko Mining Corporation at a cost of approximately $1.2 billion and commenced production in April 2011. Canadian Malartic is Canada’s largest producing gold mine.

Osisko also holds a 3% NSR royalty on the Odyssey North zone and a 5% NSR royalty on the Odyssey South zone. In February 2017, the Partners have declared initial inferred mineral resources at Odyssey, estimated at 1.4 million ounces of gold (20.7 million tonnes grading 2.15 grams per tonne gold).

The Québec government has announced the approval of the Canadian Malartic expansion project in April 2017. The expansion project will allow the mine to access the Barnat zone, which has softer ore and could allow for higher throughputs. Production activities at Barnat are currently forecast to begin in late 2018, depending on the timing of the start of construction of the road deviation. As part of the approval, certain operating parameters were modified and clarified which are expected to enhance the operating efficiencies of Canadian Malartic.

Éléonore (Goldcorp Inc.)

Through the acquisition of Virginia Mines Inc. in 2015, Osisko owns a 2.0% to 3.5% NSR royalty in the Éléonore gold property located in the Province of Québec and operated by Goldcorp Inc. (“Goldcorp”). Commercial production for the Éléonore mine was declared on April 1, 2015. Current NSR royalty is at 2.2% .

Goldcorp has reported that gold production at Éléonore for the first quarter of 2017 was 16% higher than the first quarter of 2016, consistent with the ongoing ramp-up schedule. The royalty ounces received by Osisko is lower for the first quarter of 2017 compared to the same period in 2016 due to the one month delay in production deliveries. Goldcorp reported an increase of 23% in tonnes mined in the first quarter of 2017 compared to the first quarter of 2016, reflecting the increased ore development rate and the utilization of additional mining equipment, as well as an increase to 92% in gold recovery, approaching the expected rate of 93% to 94% that is contemplated in the Éléonore Operations’ latest NI 43-101 Technical Report. Goldcorp expects the production ramp-up to 7,000 tonnes per day to continue into 2018 with the addition of a fifth production horizon.

For additional information, please refer to Goldcorp’s Management Discussion and Analysis for the three months ended March 31, 2017 and the Éléonore’s latest NI 43-101 Technical Report dated December 31, 2015 (titled “Éléonore Operations, Quebec, Canada, NI 43-101 Technical Report”), both filed on SEDAR at www.sedar.com.

Gibraltar (Taseko Mines Limited)

On March 3, 2017, Osisko closed the acquisition of a silver stream with reference to silver produced at the Gibraltar copper mine (“Gibraltar”), located in British Columbia, Canada from Gibraltar Mines Ltd. (“Gibco”), a wholly-owned subsidiary of Taseko having a 75% interest in Gibraltar. Osisko paid Taseko cash consideration of US$33.0 million ($44.3 million) to purchase a silver stream and 3.0 million warrants of Taseko. Each warrant allows Osisko to acquire one common share of Taseko at a price of $2.74 until April 1, 2020. The fair value of the warrants was evaluated at $1,780,000 using the Back-Scholes option pricing model and the residual value of $42,678,000 was attributed to the silver stream (including $175,000 of transaction fees). With regards to the silver stream, Osisko will make ongoing payments of US$2.75 per ounce of silver delivered.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – First Quarter Report

Under the stream, Osisko will receive from Taseko an amount equal to 100% of Gibco’s share of silver production until the delivery to Osisko of 5.9 million ounces of silver to Osisko and 35% of Gibco’s share of silver production thereafter. Gibraltar is the second largest open pit copper mine in Canada and fourth largest in North America. The life of mine yearly average production from Gibraltar is approximately 140 million pounds (“lbs”) of copper and 2.6 million lbs of molybdenum. With a large reserve of 3.2 billion lbs of recoverable copper and 58 million lbs of molybdenum, the estimated mine life of the project is 23 years (proven and probable reserves as of January 1, 2016). The acquisition is expected to increase Osisko’s production by approximately 200,000 ounces of silver for the next 14 years, increasing to an average of 350,000 ounces of silver for the remainder of the 23-year reserve life of Gibraltar. Any silver in respect of which a delivery is made after January 1, 2017, is subject to the stream.

Island Gold (Richmont Mines Inc.)

The Company started receiving in-kind royalties from its Island Gold NSR royalty (ranging from 1.38% to 2.55%) operated by Richmont Mines Inc. (“Richmont Mines”) during the first quarter of 2016.

Vezza Royalties (Ressources Nottaway Inc.)

The Company holds a 5% NSR royalty and a 40% net profit interest (“NPI”) royalty in the Vezza gold property operated by Ressources Nottaway Inc. The property is located 25 kilometres from Matagami, Québec. Operations are currently ramping up at Vezza and Osisko has been receiving royalty payments since the second quarter of 2016.

Lamaque Royalty (Integra Gold Corp.)

Osisko holds a 1.7% NSR royalty on the Lamaque property located in Abitibi and owned by Integra Gold Corp. (“Integra”). Integra has an option to buy-back 1% of the NSR royalty for $2.0 million.

Cariboo Gold Project (Barkerville Gold Mines Ltd.)

The Company holds a 2.25% NSR royalty on the Cariboo Gold Project located in British Columbia, Canada, and owned by Barkerville, an associate of Osisko, including a 0.75% NSR royalty acquired in April 2017 for $12.5 million. The grant of the additional royalty cancelled Osisko’s royalty acquisition right which was granted pursuant to an investment agreement between Osisko and Barkerville dated February 5, 2016. However, Osisko retains a right of first refusal relating to any gold stream offer received by Barkerville with respect to the Cariboo gold project.

Hermosa Project (Arizona Mining Inc.)

In April 2016, Osisko acquired for $10.0 million a 1% NSR royalty on any lead/zinc/silver sulfide ores mined from the Hermosa Project owned by Arizona Mining Inc. (“Arizona Mining”) and located in Santa Cruz County, Arizona.

Horne 5 Project (Falco Resources Ltd.)

In May, 2016, Osisko closed a financing agreement with Falco Resources Ltd. (“Falco”), an associate of Osisko, whereby Osisko provided a $10.0 million loan to be used for the advancement of the Horne 5 Project (Rouyn-Noranda, Québec) and for general corporate purposes. The loan has an 18 month maturity and bears an interest of 7%. Under the terms of the financing, Falco and Osisko shall negotiate, by the end of October 2017, the terms, conditions and form of a silver and/or gold stream agreement ("Stream Agreement"), which shall be substantially in the form typical for such transaction in the industry, whereby Osisko may provide Falco with a portion of the development capital required to build the Horne 5 Project. In this case, the principal amount of the loan and any accrued interest will be applied against the stream deposit. At the maturity date, if Falco and Osisko have not concluded a Stream Agreement, the principal amount of the loan will be converted into a 1% NSR royalty on the Horne 5 Project and accrued interests will be paid in cash. Under certain events of default, Osisko may, at its option, require the repayment of the principal amount and the accrued interest in cash.

Windfall Lake (Osisko Mining Inc.)

On October 4, 2016, Osisko exercised its option to acquire a 1% NSR royalty on Osisko Mining Inc.’s (“Osisko Mining”) Windfall Lake property for $5.0 million. Osisko was already the holder of a 0.5% NSR royalty on Windfall Lake. Therefore, the royalty on the Windfall Lake property has increased to a total of 1.5% . Osisko Mining is an associate of Osisko.

Marban (Osisko Mining)

Osisko is the holder of a 0.425% NSR royalty on the Marban gold project, located in the Abitibi region of Québec, and is entitled to receive a payment of $4.25 million on a production decision.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – First Quarter Report

Royalties and Streams - Summary

Asset	Operator	Interest	Commodities	Jurisdiction	Stage

Canadian Malartic	Agnico/Yamana	5.0% NSR royalty	Au	Québec	Production

Éléonore	Goldcorp	2.0-3.5% NSR royalty	Au	Québec	Production

Gibraltar	Taseko Mines	Stream	Ag	British Columbia	Production

Island Gold(1),(2)	Richmont Mines	1.38-2.55% NSR royalty	Au	Ontario	Production

Hewfran Block (1),(2)	Metanor Resources Inc.	1.7% NSR royalty	Au	Québec	Production

Vezza	Ressources Nottaway Inc.	5% NSR royalty & 40% NPI royalty	Au	Québec	Production

Horne 5 (5)	Falco	Gold/silver stream or 1% NSR royalty	Au, Ag, Cu	Québec	Exploration

Lamaque(1), (2)	Integra	1.7%(6) NSR royalty	Au	Québec	Exploration

Cariboo	Barkerville	2.25% NSR royalty	Au	British Columbia	Exploration

Windfall Lake	Osisko Mining	1.5% NSR Royalty	Au	Québec	Exploration

Marban	Osisko Mining	0.425% NSR royalty	Au	Québec	Exploration

Hermosa	Arizona Mining	1% NSR royalty	Zn, Pb, Ag	Arizona, USA	Exploration

Pandora	Agnico/Yamana	2% NSR royalty	Au	Québec	Exploration

Malartic – Odyssey North	Agnico/Yamana	3% NSR royalty	Au	Québec	Exploration

Malartic – Odyssey South	Agnico/Yamana	5% NSR royalty	Au	Québec	Exploration

Upper Beaver	Agnico/Yamana	2% NSR royalty	Au, Cu	Ontario	Exploration

Hammond Reef	Agnico/Yamana	2% NSR royalty	Au	Ontario	Exploration

Kirkland Lake Camp	Agnico/Yamana	2% NSR royalty	Au, Cu	Ontario	Exploration

Copperwood	Highland Copper Company Inc.	3% NSR royalty (3)	Ag, Cu	Michigan, USA	Exploration

James Bay properties	Osisko Mining	1.5-3.5% NSR royalty(4)	Au, Ag	Québec	Exploration

James Bay properties	Osisko Mining	2.0 NSR royalty (4)	Other than Au, Ag	Québec	Exploration

Options on royalties - Summary

Asset	Operator	Interest	Price to Exercise	Commodities	Jurisdiction	Stage

White Pine North, Copperwood and Keweenaw	Highland Copper	Stream	US$26.0 million	Ag	Michigan, USA	Exploration

Neita	Unigold	2% NSR royalty	$2.0 million	Au	Dominican Republic	Exploration

Yellowknife City Gold	TerraX	3% NSR royalty	$4.0 million	Au	Northwest Territories	Exploration

(1)	In 2015, the Company acquired a portfolio of 28 Canadian royalties held by Teck Resources Limited (“Teck”) for cash consideration of $24.2 million.
(2)	After the sale of a 15% interest in the royalties acquired from Teck to Caisse de dépôt et placement du Québec.
(3)

3.0% NSR royalty on the Copperwood project. Upon closing of the acquisition of the White Pine project, Highland Copper Company will grant Osisko a 1.5% NSR royalty on all metals produced from the White Pine project, and Osisko's royalty on Copperwood will be reduced to 1.5%.

(4)

Effective October 4, 2016, Osisko entered into an earn-in agreement with Osisko Mining, which was amended in 2017 to create two earn-in agreements. The amendment was necessitated by the optioning of the Kan Project to Barrick Gold Corporation. Under the first earn-in agreement, Osisko Mining may earn a 100% interest in 26 of Osisko’s exploration properties located in the James Bay area and Labrador Through (excluding the Coulon copper-zinc project and four other exploration properties) upon completing expenditures of $26.0 million over a 7-year period; Osisko Mining may earn a first 50% interest upon completing expenditures totaling $15.6 million over a 4-year period. Under the second earn-in agreement, Osisko Mining may earn a 100% interest in the Kan property (comprised of the Kan and Fosse Au properties) upon completing expenditures totaling $6.0 million over a 7-year period, which represents the guaranteed expenditures to be incurred by Barrick Gold Corporation (“Barrick”), following an earn-in agreement signed between Osisko Mining and Barrick where Barrick committed to spend $15.0 million on the Kan property; Osisko Mining may earn a first 50% interest upon completing expenditures totaling $3.6 million over a 4-year period. Osisko will retain an escalating NSR royalty ranging from 1.5% to 3.5% on precious metals and a 2.0% NSR royalty on other metals and minerals produced from the 27 properties. New properties acquired by Osisko Mining in a designated area during the 7-year term will be subject to a royalty agreement in favour of Osisko with similar terms.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – First Quarter Report

(5)

In May 2016, Osisko entered into a financing agreement of $10.0 million with Falco, which will be applied against a stream deposit to be negotiated by October 31, 2017 or converted into a 1% NSR royalty on the Horne 5 project if no stream agreement is concluded.

(6)	Integra has an option to buy-back 1% of the NSR royalty for $2.0 million.

PRODUCING ROYALTIES AND STREAM
NOTTAWAY
VEZZA
5% NSR – 40% NPI
Taseko
Gibraltar
Silver stream
GOLDCORP
ÉLÉONORE
2.0-3.5% NSR
RICHMONT
ISLAND GOLD
1.38%-2.55% NSR
CANADIAN MALARTIC
5% NSR

GROWTH ROYALTIES
JAMES BAY – LABRADOR TROUGH PROPERTIES UNDER EARN-IN
1.5% - 3.5% NSR
WINDFALL LAKE
1.5% NSR
COULON POLYMETALLIC PROJECT
CARIBOO
2.25% NSR
PANDORA
2% NSR
HORNE 5
1% NSR
LAMAQUE
1.7% NSR
(buy-back clause for 1%)
EXPLORATION PROPERTIES
HERMOSA
1% NSR
MARBAN
0.425% NSR
GUERRERO
9,600 SQ.KM AREA IN GUERRERO, MEXICO
UPPER BEAVER
KIRKLAND LAKE CAMP
2% NSR
ODYSSEY NORTH
3% NSR

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – First Quarter Report

Portfolio of Investments

The Company’s assets include a portfolio of shares of publicly traded companies. Osisko invests, and intends to continue to invest, from time to time in companies where it holds a royalty or stream interest and in various companies within the mining industry for investment purposes and with the objective of improving its ability to acquire interests in exploration assets, future royalties or revenue streams. In addition to investment objectives, in some cases, the Company may decide to take a more active role, including providing management personnel, technical and/or administrative support, as well as nominating individuals to the investee’s board of directors. These investments are reflected in investments in associates in the consolidated financial statements and include mainly Osisko Mining, Falco and Barkerville.

Osisko may, from time to time and without further notice except as required by law, increase or decrease its investments at its discretion.

During the three months ended March 31, 2017, Osisko acquired investments for $62.8 million and sold investments for $22.5 million with a gain of $1.4 million ($1.2 million net of income taxes) recorded in accumulated other comprehensive income (loss).

The following table presents the carrying value and fair value of the investments in marketable securities as at March 31, 2017 (in thousands of dollars):

Marketable securities	Carrying value(i)	Fair value(ii)
	$	$

Associates	111,223	234,331
Other	106,887	106,887
	218,110	341,218

(i)

The carrying value corresponds to the amount recorded on the balance sheet, which is the equity method for the investments in marketable securities of associates and the fair value for the other investments in marketable securities, as per IFRS 9, Financial Instruments.

(ii)	The fair value corresponds to the quoted price of the investments in a recognized stock exchange as at March 31, 2017.

Main strategic investments

Osisko Mining Inc.

In August 2015, Osisko Mining acquired Eagle Hill Exploration Corporation, Ryan Gold Corp. and Corona Gold Corporation to combine leadership, treasuries and assets to form a new Canadian focused gold exploration and development company. In 2015, Osisko invested $17.8 million in shares of Osisko Mining and was granted a right to acquire a 1% NSR royalty on all properties held by Osisko Mining at the date of the financing. The right was exercised in October 2016 for $5.0 million and includes a 1% NSR royalty on the Windfall Lake gold project (bringing the total NSR royalty on the Windfall Lake gold project to 1.5%), where Osisko Mining is currently pursuing a 400,000 meter drilling program. In March 2016, Osisko Mining acquired all of the outstanding shares of NioGold Mining Corporation. In 2016, Osisko entered into an earn-in agreement with Osisko Mining, which was amended in 2017 to create two earn-in agreements, on properties held by Osisko in the James Bay area. The amendment was necessitated by the optioning of the Kan Project to Barrick Gold Corporation. The transaction is detailed in the Royalties and Streams – Summary table of this MD&A. In 2016, the Company invested $6.8 million in Osisko Mining and during the first quarter of 2017, invested an additional $17.7 million. As at March 31, 2017, the Company holds 27,372,709 common shares representing a 14.8% interest in Osisko Mining (13.5% as at December 31, 2016). As some officers and directors of Osisko are also officers and directors of Osisko Mining, the Company concluded that it exercises significant influence over Osisko Mining since 2014 and accounts for its investment using the equity method.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – First Quarter Report

Falco Resources Ltd.

Falco‘s main asset is the Horne 5 gold project, for which a feasibility study is expected to be released in late second quarter or early third quarter of 2017. In 2015 and 2016, Osisko acquired additional common shares in Falco for $2.4 million and $3.3 million, respectively. In addition, Osisko entered into a financing agreement of $10.0 million with Falco in 2016, which will be applied against a stream deposit to be negotiated by October 31, 2017 or converted into a 1% NSR royalty on the Horne 5 project if no stream agreement is concluded. As at March 31, 2017, the Company holds 20,826,005 common shares representing a 13.3% interest in Falco (14.2% as at December 31, 2016). As some officers and directors of Osisko are also officers and directors of Falco, the Company concluded that it exercises significant influence over Falco since 2014 and accounts for its investment using the equity method.

Barkerville Gold Mines Ltd.

Barkerville is focused on the development of its extensive land package located in the historical Cariboo Mining District of central British Columbia, Canada, where it is executing a 130,000 meter drilling program. In November, 2015, Osisko and Barkerville entered into an agreement for Osisko to acquire a 1.5% NSR royalty on the Cariboo Gold project for cash consideration of $25.0 million. In April, 2017, Osisko acquired an additional 0.75% NSR royalty on the Cariboo gold project for cash consideration of $12.5 million, increasing the total NSR royalty held by Osisko to 2.25% . The grant of the additional royalty cancelled Osisko’s royalty acquisition right which was granted pursuant to an investment agreement between Osisko and Barkerville dated February 5, 2016. However, Osisko will retain a right of first refusal relating to any gold stream offer received by Barkerville with respect to the Cariboo gold project. In 2015 and 2016, Osisko acquired common shares of Barkerville for $11.0 million and $8.2 million, respectively. In April 2017, Osisko invested an additional $28.1 million. As at March 31, 2017, the Company holds 61,090,863 common shares representing an 18.5% interest in Barkerville, which increased to 35.2% (or 116,372,506 common shares) following the April 2017 investment (17.3% as at December 31, 2016). As some officers and directors of Osisko are also officers and directors of Barkerville, the Company concluded that it exercises significant influence over Barkerville since 2016 and accounts for its investment using the equity method.

Other significant investment

Labrador Iron Ore Royalty Corporation

Over the course of the fourth quarter of 2016 and January 2017, Osisko sold its 9.8% interest in Labrador Iron Ore Royalty Corporation (“LIORC”). The Company received $113.4 million in proceeds (including $98.2 million in 2016). Since the initial investment in LIORC, the Company received $10.7 million in dividends (including $6.3 million in 2016 and $0.2 million in 2017). As Osisko’s interest has been completely liquidated, the Company will not be receiving dividend income going forward.

Exploration and Evaluation Activities

Effective October 4, 2016, Osisko entered into an earn-in agreement with Osisko Mining, which was amended in 2017 to create two earn-in agreements. The agreement is described under the Royalties and Streams – Summary table of this MD&A. Osisko undertakes not to participate in any exploration activity and is bound not to compete with Osisko Mining in areas covered by the agreement, except for the continuation of activities on its Coulon copper-zinc project held by Osisko and other Québec institutional shareholders and on four other exploration properties. As part of the transaction, Osisko Mining hired all of the Osisko Québec based exploration team (former Virginia Mines Inc. employees) and took over the Québec office lease. The transaction in respect of the properties is subject to third parties’ approval, as applicable.

As a result of this transaction, the exploration and evaluation activities have been significantly reduced and will be concentrated on the Coulon project (James Bay area). During the first quarter of 2017, Osisko invested $0.9 million, net of tax credits, in exploration and evaluation activities on the Coulon project. As at March 31, 2017, the carrying value of the Coulon project was $58.7 million ($57.8 million as at December 31, 2016) and the carrying value of the other properties, including those under the earn-in agreements with Osisko Mining, was $42.2 million ($42.2 million as at December 31, 2016).

On the Coulon project, a diamond drill program was conducted from January through spring 2016. For the year 2016, 30 new holes were drilled and one hole was extended for a total of 23,075 metres. A 10,000 meter drilling program and a preliminary economic assessment was initiated in the first quarter of 2017.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – First Quarter Report

Revolving Credit Facility

In December 2015, the Company increased its revolving credit facility (“Facility”) from $100.0 million to $150.0 million. The Facility was extended by one year and was syndicated between National Bank of Canada and Bank of Montreal. The Facility may be increased by $50.0 million at Osisko’s request, subject to standard due diligence procedures. The Facility is to be used for investments in the mineral industry, including the acquisition of royalties and the funding of precious metal streams. The Facility is secured by the Company’s assets (including the royalty and stream interests) and has a two-year term, which can be extended by one year on each of the two anniversary dates of the amendment (up to December 23, 2019). As at March 31, 2017, the Facility was not drawn.

Quarterly Dividends

The Board of Directors has approved the initiation of the Company’s quarterly dividend program on November 16, 2014.

The following table provides details on the dividends declared and paid or payable:

	Dividend			Dividends paid
Declaration date	per share	Record date(i)	Payment date(i)	or payable
	$			$
Year 2014	0.03	n/a	n/a	1,551,000
Year 2015	0.13	n/a	n/a	12,229,000
Year 2016	0.16	n/a	n/a	17,037,000

March 15, 2017	0.04	March 31, 2017	April 17, 2017	4,264,000
May 4, 2017	0.04	June 30, 2017	July 17, 2017	tbd(ii)
Year-to-date 2017	0.08

(i)	Not applicable (“n/a”) for annual summaries.
(ii)	To be determined (“tbd”) on June 30, 2017 based on the number of shares outstanding and the number of shares participating in the dividend reinvestment plan on the record date.

Dividend reinvestment plan

On September 21, 2015, the Company announced the implementation of a dividend reinvestment plan (“DRIP”). The DRIP allows Canadian shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX during the five (5) trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company’s sole election. No commissions, service charges or brokerage fees are payable by shareholders who elect to participate in the DRIP.

As at March 31, 2017, the holders of 8,024,301 common shares had elected to participate in the DRIP, representing dividends payable of $321,000.

For the three months ended March 31, 2017, the number of common shares issued by the Company under the DRIP, at a discount rate of 3%, amounted to 13,417.

Gold Market and Currency

Gold Market

During the first quarter of 2017, the gold price continued its recovery from the lows of December 2016 and managed to climb despite strong equity prices in U.S.A and the United Kingdom, a rallying U.S. dollar and generally bullish market confidence. A combination of macroeconomic drivers and political uncertainties in Europe and in the U.S.A. maintained a bullish sentiment for investors looking for safe-haven assets like gold.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – First Quarter Report

Gold price rose 8.6% in U.S. dollars during the first quarter of 2017 to close at US$1,245, a gain of US$99 over the previous quarter on the London Fix. The quarterly average price was relatively unchanged in the first quarter of 2017 at US$1,219 compared to the fourth quarter of 2016 at US$1,220, but was US$37 higher compared to the first quarter of 2016. The prices were volatile during the quarter with a trading range of US$106. Gold prices rose to a new high for 2017 in April as a result of changes in the political environment after the U.S.A. launched missile strikes into Syria.

The historical price is as follows:

(US$/ounce of gold)	High	Low	Average	Close

2017 – Q1	$1,258	$1,151	$1,219	$1,245
2016	1,366	1,077	1,251	1,146
2015	1,296	1,049	1,160	1,060
2014	1,385	1,142	1,266	1,206
2013	1,694	1,192	1,411	1,205
2012	1,792	1,540	1,669	1,658

In Canadian dollar terms, the average price per ounce of gold for the first quarter of 2017 averaged at $1,614 compared to $1,630 in the fourth quarter of 2016 and $1,624 in the first quarter of 2016.

Currency

The Company is subject to currency fluctuations as its revenues are mainly in U.S. dollars and its expenses are mainly denominated in Canadian dollars. The Company also holds significant cash balances in U.S. dollars to diversify its resources (US$160.8 million as at March 31, 2017), which can create volatility in gains and losses on foreign exchange on the consolidated statement of income. A weaker Canadian dollar increases the revenues presented in Canadian dollars on the consolidated statement of income as the sales of gold and silver are traded in U.S. dollars. To compensate for the risk that a weaker Canadian dollar would have on the Company’s purchasing power of U.S. dollar denominated investments, the Company holds a certain percentage of its cash in U.S. dollars.

After recovering from its December 2016 decline, the Canadian dollar performed relatively well against the U.S. dollar in the first months of 2017. The dollar traded between a range of 1.3004 and 1.3505, closed at 1.3322 and averaged 1.3238 for the first quarter of 2017.

Canada’s economy grew at a stronger than expected 2.6% annualized rate in the fourth quarter of 2016 and the outlook is good for 2017 with continued momentum showed in employment, housing starts and business sentiment.

As expected, on March, 1 2017, the Bank of Canada left the overnight rate target at 0.50% . The Federal Reserve raised the rate by 25 basis points in March. Future rate increases are expected to be gradual.

The exchange rate for the U.S./Canadian dollar is outlined below:

	High	Low	Average	Close
2017 – Q1	1.3505	1.3004	1.3238	1.3322
2016	1.4589	1.2544	1.3248	1.3427
2015	1.3990	1.1728	1.2787	1.3840
2014	1.1643	1.0614	1.1045	1.1601
2013	1.0697	0.9839	1.0299	1.0636
2012	1.0418	0.9710	0.9996	0.9949

The political situation, with various elections to be held in Europe and the start of the Brexit negotiations will bring a lot of uncertainties to the global economy for the rest of 2017. The Canadian dollar and the Mexican peso appear concerned about potential challenges in trading with the U.S. going forward and will be impacted by the outcome of North American Free Trade Agreement negotiations and the direction of the American administration on trade, tax cuts, deregulation and immigration reforms.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – First Quarter Report

Selected Financial Information(1)
(in thousands of dollars, except figures for ounces and amounts per ounce and per share)

	Three months ended March 31,

	2017	2016
	$	$

Revenues	17,126	15,606
Gross profit	13,705	12,556
Operating income	6,233	7,075
Net earnings (loss)(2)	4,076	(60)
Basic net earnings (loss) per share(2)	0.04	-
Diluted net earnings (loss) per share(2)	0.04	-

Total assets	1,421,569	1,312,929

Operating cash flows	12,013	9,820

Gold equivalent ounces earned	10,418	9,533
Gold royalties earned (ounces)	9,830	9,404
Gold ounces sold	9,970	9,417

Average selling price of gold (per ounce sold)
In C$(3)	1,620	1,636
In US$	1,228	1,208

Weighted average shares outstanding (in thousands)
Basic	106,543	99,093
Diluted	106,628	99,093

(1)	Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS.
(2)	Attributable to Osisko shareholders.
(3)	Using actual exchange rates at the date of the transactions.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – First Quarter Report

Overview of Financial Results

Financial Summary

  Revenues of $17.1 million compared to $15.6 million in the first quarter of 2016;
  Gross profit of $13.7 million compared to $12.6 million in the first quarter of 2016;
  Operating income of $6.2 million compared to $7.1 million in the first quarter of 2016;
  Net earnings attributable to Osisko shareholders of $4.1 million or $0.04 per basic share and diluted share, compared to a net loss of $0.1 million or $0.00 per basic and diluted share in the first quarter of 2016;
  Adjusted earnings1 of $6.6 million or $0.06 per basic share1 compared to $8.7 million or $0.09 per basic share in the first quarter of 2016;
  Net cash flows provided by operating activities of $12.0 million compared to $9.8 million in the first quarter of 2016.

Revenues increased in the first quarter of 2017 as a result of higher in-kind royalties earned and sold. Gold royalties earned from the Canadian Malartic mine increased by 5% or 361 ounces (sales increased by 388 ounces), gold royalties earned and sold from the Island Gold mine increased by 204 ounces and gold royalties earned from the Vezza mine reached 349 ounces (none earned in the first quarter of 2016; 449 ounces were sold in the first quarter of 2017). In addition, Osisko received and sold its first delivery of 21,616 ounces of silver (representing two months of production) with respect to its Gibraltar silver stream. These increases were partially offset by a decrease of 24% or 488 ounces of gold delivered and sold from the Eleonore mine. The average selling price of gold per ounce in Canadian dollars was slightly lower in the first quarter of 2017 at $1,620 compared to $1,636 in the first quarter of 2016.

Gross profit reached $13.7 million in the first quarter of 2017 compared to $12.6 million in the first quarter of 2016 as a result of higher sales.

During the first quarter of 2017, operating income amounted to $6.2 million compared to $7.1 million in the corresponding period of 2016. The decrease in operating income in 2017 is mainly the result of higher general and administrative expenses (“G&A”), partially offset by lower exploration and evaluation expenses, a higher gross profit and higher cost recoveries from associates. The increase in G&A expenses is mainly due to higher share-based compensation expenses related to the deferred and restricted share units (higher number of units outstanding and higher closing share price) and higher general costs due to the Company being now listed on the New York Stock Exchange.

The increase in net earnings in the first quarter of 2017 is mainly the result of a lower foreign exchange loss and higher interest income, partially offset by a lower operating income, lower dividend income, lower net gain on investments and higher finance costs and share of loss of associates.

The decrease of $2.1 million in adjusted earnings in the first quarter of 2017 compared to the first quarter of 2016 is mainly due to a decrease in operating income of $0.9 million, a decrease in dividend income of $1.6 million and an increase of $0.4 million in finance costs, partially offset by an increase in interest revenues of $0.7 million.

Net cash flows provided by operating activities increased in the first quarter of 2017 as a result of higher revenues and a lower negative impact of changes in non-cash working capital items when compared to the first quarter of 2016.

___________________________________
1 “Adjusted earnings” and “Adjusted earnings per share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – First Quarter Report

Consolidated Statements of Income (Loss)

The following table presents summarized consolidated statements of income (loss) for the three months ended March 31, 2017 and 2016 (in thousands of dollars, except amounts per share):

		2017	2016
		$	$

Revenues	(a)	17,126	15,606

Cost of sales	(b)	(102)	(28)
Depletion of royalty and stream interest	(c)	(3,319)	(3,022)
Gross profit		13,705	12,556

Other operating expenses
General and administrative	(d)	(6,155)	(3,862)
Business development	(e)	(2,265)	(2,195)
Exploration and evaluation	(f)	(42)	(164)
Cost recoveries from associates	(g)	990	740

Operating income		6,233	7,075

Other expenses, net	(h)	(512)	(7,966)

Earnings before income taxes		5,721	(891)

Income tax recovery (expense)	(i)	(1,721)	764

Net earnings (loss)		4,000	(127)

Net earnings (loss) attributable to:
Osisko’s shareholders		4,076	(60)
Non-controlling interests		(76)	(67)

Basic net earnings (loss) per share		0.04	-
Diluted net earnings (loss) per share		0.04	-

(a)	Revenues are comprised of the following:

	Three months ended March 31, 2017				Three months ended March 31, 2016
	Average				Average
	selling price	Ounces	Total		selling price	Ounces	Total
	per ounce	Sold	revenues		per ounce	Sold	revenues
	($)		($000’s	)	($)		($000’s	)

Gold sold	1,620	9,970	16,148		1,636	9,417	15,402
Silver sold	24	30,928	736		20	8,100	160
Royalties (paid in cash)	-	-	242		-	-	44
			17,126				15,606

(b)

Cost of sales represents the price paid per ounce of silver delivered under the Gibraltar stream as well as minimal refining, insurance and transportation costs related to the ounces received under royalty agreements. The first delivery under the Gibraltar silver stream occurred in March 2017.

(c)

The royalty and stream interests are depleted using the units-of-production method over the life of the properties or the life of the agreement. Depletion of royalty and stream interests represents mainly the depletion of the Éléonore royalty interest acquired in February 2015, the depletion of the Island Gold and Vezza royalty interests as well as the depletion of the Gibraltar silver stream acquired in March 2017.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – First Quarter Report

(d)

During the first quarter of 2017, G&A expenses were $6.2 million compared to $3.9 million in the first quarter of 2016. The increase is mainly due to higher share-based compensation expenses related to the deferred and restricted share units (higher number of units outstanding and higher closing share price) and higher general costs due to the Company being now listed on the New York Stock Exchange.

The increase in G&A expenses was partly offset by an increase in cost recoveries from associates.

(e)	Business development expenses were relatively stable at $2.3 million compared to $2.2 million in the first quarter of 2016.

(f)

During the first quarter of 2017, exploration and evaluation expenses decreased to $42,000 from $164,000 in the first quarter of 2016 as a result of the farm-out agreement concluded with Osisko Mining in October 2016.

(g)

Cost recoveries from associates represent costs incurred by Osisko for professional services rendered to associates as well as renting of office space. The number of service agreements and the level of services with associates have increased in 2016, explaining the increase in cost recoveries in the first quarter of 2017.

(h)

Other expenses, net, of $0.5 million in the first quarter of 2017 include a loss on foreign exchange of $1.4 million, a share of loss of associates of $1.4 million and finance costs of $0.9 million, partially offset by a net gain on investments of $2.0 million and interest revenues of $1.3 million.

Other expenses, net, of $8.0 million in the first quarter of 2016 include a loss on foreign exchange of $13.7 million, a share of loss of associates of $1.0 million and finance costs of $0.6 million, partially offset by dividend income of $1.6 million, interest revenues of $0.6 million and a net gain on investments of $5.2 million (including a gain of $3.4 million on a disposal of an associate that was acquired by another associate).

(i)

The effective income tax rate for the first quarter of 2017 is 30% compared to (86%) in the first quarter of 2016. The statutory rate is 26.8% in 2017 and 26.9% in 2016. The elements that impacted the effective income taxes are the non-taxable (or deductible) part of capital gains (or losses) (50%), the investments in flow-through shares, non-taxable dividend income, and non-deductible expenses. In the first quarters of 2017 and 2016, the income tax expense (recovery) is only related to deferred income taxes.

Liquidity and Capital Resources

As at March 31, 2017, the Company’s cash and cash equivalents amounted to $423.6 million compared to $499.2 million as at December 31, 2016. Significant variations in the liquidity and capital resources in the first quarter of 2017 are explained below under the Cash Flows section.

The Company has access to a credit facility of $150.0 million that can be increased by $50.0 million at Osisko’s request, subject to standard due diligence procedures by the financial institutions. The Facility is to be used for investments in the mineral industry, including the acquisition of royalties and the funding of precious metal streams. The Facility is secured by the Company’s assets (including the royalty and stream interests) and has a two-year term, which can be extended by one year on each anniversary date (up to December 23, 2019).

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – First Quarter Report

Cash Flows

The following table summarizes the cash flows (in thousands of dollars):

	Three months ended March 31,
	2017	2016
	$	$
Cash flows
Operations	13,021	13,502
Working capital items	(1,008)	(3,682)
Operating activities	12,013	9,820
Investing activities	(82,537)	(32,103)
Financing activities	(3,743)	216,503
Effects of exchange rate changes on cash and cash equivalents	(1,415)	(13,720)
Increase (decrease) in cash and cash equivalents	(75,683)	180,500
Cash and cash equivalents – January 1	499,250	258,509
Cash and cash equivalents – March 31	423,567	439,009

Operating Activities

Cash flows provided by operating activities in the first quarter of 2017 amounted to $12.0 million, compared to $9.8 million in the first quarter of 2016.

The increase in 2017 compared to 2016 is mainly due to higher revenues from the sale of gold and silver received from royalty and stream agreements and a lower negative impact from the changes in non-cash working capital items, partially offset by higher operating expenses.

Investing Activities

Cash flows used in investing activities amounted to $82.5 million in the first quarter of 2017 compared to $32.1 million in the first quarter of 2016.

During the first quarter of 2017, Osisko invested $62.8 million in investments, $42.9 million in royalty and stream interests, including $42.7 million to acquire a silver stream on the Gibraltar mine (including transaction costs and net of the fair value of the warrants received as part of the transaction), and increased its short-term investments by $0.5 million. Proceeds on the sale of investments generated $22.5 million and exploration and evaluation activities generated $1.2 million as the Company received significant payments of governmental tax credits.

In the first quarter of 2016, the Company invested $5.6 million in marketable securities and $29.5 million in royalty interests, including $23.0 million for a royalty on the Cariboo gold project held by Barkerville. Investments in exploration and evaluation assets amounted to $2.8 million, mainly on the Coulon project and other projects in the James Bay territory. Disposal of investments in the first quarter of 2016 generated proceeds of $2.1 million and the sale of royalty interests generated $3.6 million.

Financing Activities

During the first quarter of 2017, cash flows used in financing activities amounted to $3.7 million compared to cash inflows of $216.5 million in the first quarter of 2016.

During the first quarter of 2017, the Company paid $4.1 million in dividends to its shareholders and $1.8 million under the Normal Course Issuer Bid. The cash outflows were partially offset by investments of non-controlling interests in Mines Coulon Inc., which increased liquidities by $1.3 million, and by the exercise of share options and the employee share purchase plan that generated $0.9 million.

In the first quarter of 2016, cash inflows were the results of a financing with Ressources Québec for a $50.0 million convertible debenture and a bought deal public offering of 11,431,000 units of Osisko for net proceeds of $164.6 million. Investments of non-controlling interests also increased liquidities by $3.6 million in the first quarter of 2016 and the exercise of Virginia replacement share options generated $2.2 million. The Company paid $3.5 million in dividends to its shareholders during the same period.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – First Quarter Report

The following table summarizes the financings completed since the creation of Osisko Gold Royalties Ltd:

	No of Shares/	Price	Gross	Net Cash
	Units	($)	Proceeds	Proceeds
			($000’s)	($000’s)

2017 (as of May 4, 2017)
Exercise of share options	9,067	13.45	122	122
Exercise of replacement share options(iv)	82,718	10.99	909	909
Employee share purchase plan	7,659	13.89	107	107
Total	99,444		1,138	1,138
2016
Convertible debenture(i)	n/a	n/a	50,000	49,225
Issuance of Units (bought-deal financing)(ii)	11,431,000	15.10	172,608	164,543
Exercise of share options	12,335	15.22	188	188
Exercise of replacement share options(iv)	505,756	9.50	4,806	4,806
Employee share purchase plan	21,762	15.27	332	332
Total	11,970,853		227,934	219,094

2015
Issuance of special warrants(iii)	10,960,000	18.25	200,020	189,158
Exercise of replacement share options(iv)	750,837	6.51	4,887	4,887
Total	11,710,837		204,907	194,045

2014 – from June 16
Private placements(v)	2,794,411	15.03	42,000	39,173
Total	2,794,411		42,000	39,173

Cumulative cash proceeds			475,979	453,450

(i)

On February 12, 2016, Osisko closed a convertible debenture with Investissement Québec, maturing in February 2021 and bearing interest at an annual rate of 4% payable quarterly. The debenture is convertible at the holder option into common shares of the Company at a price of $19.08 at any time during the term.

(ii)

On February 26, 2016, Osisko closed a bought deal public offering of 11,431,000 Units, including the full exercise of the over- allotment option by the underwriters, at a price of $15.10 per Unit for aggregate gross proceeds of $172.6 million (net proceeds of $164.5 million).

(iii)	On March 5, 2015, the special warrants were converted into 10,960,000 common shares and 5,480,000 warrants exercisable at a price of $36.50 for a period of 7 years.

(iv)

On the date of acquisition of Virginia, the Virginia share options were converted into Osisko replacement share options using the same exchange rate than for the common shares (0.92 replacement share option for each Virginia share option).

(v)

On November 17, 2014, Osisko closed two private placements whereby Osisko issued a total of 2,794,411 common shares to CDPQ and Fonds de solidarité FTQ at a price of $15.03 per common share for total gross proceeds of $42.0 million.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – First Quarter Report

Quarterly Information

The selected quarterly financial information(1) for the past eight financial quarters is outlined below: (in thousands of dollars, except for amounts per share)

	2017		2016				2015
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Cash and cash equivalents	423,567	499,249	392,717	424,491	439,009	258,509	304,091	319,960
Short-term investments	2,547	2,100	100	100	100	200	2,022	6,629
Working capital	419,325	494,882	389,074	421,443	438,074	248,945	298,858	326,987
Total assets	1,421,569	1,416,304	1,399,012	1,354,799	1,312,929	1,081,433	1,098,013	1,082,899
Total long-term debt	46,005	45,780	45,552	45,328	45,110	-	-	-
Shareholders’ equity	1,218,717	1,214,304	1,200,734	1,162,225	1,127,542	937,239	958,377	948,843
Revenues	17,126	13,709	17,570	15,792	15,606	12,811	11,724	10,248
Net cash flows from operating activities	12,013	12,782	14,978	15,864	9,820	8,358	12,594	6,467
Net earnings (loss) attributable to Osisko shareholders	4,076	8,679	17,757	15,737	(60)	4,614	9,872	3,990
Basic net earnings (loss) per share	0.04	0.08	0.17	0.15	-	0.05	0.10	0.04
Weighted average shares outstanding (000’s)
- Basic	106,543	106,612	106,564	106,374	99,093	94,445	94,356	93,018
- Diluted	106,628	106,675	106,757	106,570	99,093	95,698	94,759	95,709
Share price – TSX - closing(2)	14.78	13.09	14.36	16.89	13.87	13.67	14.10	15.72
Share price – NYSE – closing(3)	11.10	9.72	10.94	n/a	n/a	n/a	n/a	n/a
Warrant price – TSX - closing(4)
OR.WT	2.80	2.75	3.42	3.08	1.95	1.89	1.56	2.25
OR.WT.A	2.20	2.25	2.70	3.75	2.00	n/a	n/a	n/a
Price of gold (average US$)	1,219	1,222	1,335	1,260	1,183	1,106	1,124	1,192
Closing exchange rate(5) (US$/Can$)	1.3322	1.3427	1.3117	1.3009	1.2971	1.3840	1.3394	1.2474

(1)	Unless otherwise noted, financial information in Canadian dollars and prepared in accordance with IFRS.
(2)	Osisko common shares began officially trading on the TSX on June 16, 2014.
(3)	In US$. Osisko common shares began officially trading on the NYSE on July 6, 2016. US$13.35 was the opening price on July 6, 2016.
(4)	Osisko warrants began trading on March 5, 2015 and February 26, 2016.
(5)	Bank of Canada Noon Rate.

During the first quarter of 2016, the Company closed a $172.6 million equity financing and issued a $50.0 million convertible debenture.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – First Quarter Report

Outlook

Osisko’s 2017 outlook on royalty and stream interests is based on the publicly available forecasts, in particular the forecasts for the Canadian Malartic mine published by Yamana and Agnico Eagle, for the Éléonore mine published by Goldcorp and for the Island Gold mine published by Richmont Mines. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers or uses management’s best estimate.

Attributable gold equivalent ounces for 2017 remains unchanged compared to the previous guidance and are estimated between 43,300 and 46,100 as follows:

2017

Canadian Malartic	30,500 – 31,500
Éléonore	6,800 – 7,000
Island Gold	1,400 – 1,600
Gibraltar stream	2,600 – 3,000
Others	2,000 – 3,000
Gold equivalent ounces	43,300 – 46,100

For our 2017 guidance, silver and cash royalties have been converted to GEOs using commodity prices of US$1,250 per ounce of gold and US$18 per ounce of silver and an exchange rate (US$/C$) of 1.30.

Following the earn-in agreement reached with Osisko Mining, the Company’s exploration and evaluation expenses will be mainly for the Coulon project and is estimated at $3.1 million ($1.7 million net of estimated exploration tax credits), of which about $2.2 million will be financed by Québec institutions and other partners. As at March 31, 2017, $1.1 million has been spent ($0.9 million net of exploration tax credits).

Related Party Transactions

During the three months ended March 31, 2017, an amount of $990,000 ($1,075,000 for the three months ended March 31, 2016, including $335,000 related to capitalized exploration and evaluation activities) was invoiced by Osisko to associates for recoveries of costs related to professional services and rental of offices. An amount of $505,000 (including sales taxes) is receivable from associates and included in accounts receivable as at March 31, 2017 ($720,000 as at December 31, 2016).

During the three months ended March 31, 2017, an amount of $238,000 (nil during the three months ended March 31, 2016) was invoiced to Osisko by an associate for professional services and rental of offices, including $218,000 related to capitalized exploration and evaluation activities. As at March 31, 2017, an amount of $276,000 (including sales taxes) is payable to an associate and included in accounts payable and accrued liabilities ($186,000 as at December 31, 2016).

During the three months ended March 31, 2017, an interest revenue of $181,000 (nil during the three months ended March 31, 2016) was accounted for with regards to a $10.0 million financing completed in May 2016 with Falco, an associate of Osisko. As at March 31, 2017, interests of $599,000 ($418,000 as at December 31, 2016) are receivable from Falco.

Please refer to the sections Portfolio of Investments and Subsequent Events to March 31, 2017 of this MD&A for other material related party transactions with associates.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – First Quarter Report

Contractual Obligations and Commitments

The Company is committed to minimum amounts under long-term lease agreements for office space, which expire at the latest in 2019. As at March 31, 2017, minimum commitments remaining under these leases were approximately $2,273,000 over the following years ending March 31 (in thousands of dollars):

$

2017	832
2018	802
2019	639

2,273

Off-balance Sheet Items

There are no off-balance sheet arrangements.

Outstanding Share Data

As of May 4, 2017, 106,636,726 common shares were issued and outstanding. A total of 2,998,612 share options and 11,195,500 warrants were outstanding to purchase common shares. A convertible debenture of $50.0 million with Ressources Québec is also outstanding, which entitles the holder to convert the debenture, at its option, into 2,620,545 common shares of the Company (conversion price of $19.08) at any time during the term of the debenture. A put option held by the non-controlling shareholders in Mines Coulon Inc., a subsidiary of the Company, allows them to convert their shares of Mines Coulon Inc. on October 20, 2017 (or before under certain conditions) for an amount corresponding to 75% of the cost of their investment, such amount to be settled by the issuance of a variable number of common shares of Osisko based on the fair market value of the Osisko’s common shares at the time of conversion.

Subsequent Events to March 31, 2017

Barkerville Gold Mines Ltd.

On April, 4, 2017, Osisko acquired additional common shares of Barkerville, an associate of Osisko, for $28.1 million and increased its holding to 35.2% .

On April 19, 2017, Osisko acquired an additional 0.75% NSR royalty on the Cariboo gold project from Barkerville for cash consideration of $12.5 million, increasing the total NSR royalty held by Osisko on the Cariboo gold project to 2.25% . The grant of the additional royalty cancelled Osisko’s royalty acquisition right which was granted pursuant to an investment agreement between Osisko and Barkerville dated February 5, 2016. However, Osisko retains a right of first refusal relating to any gold stream offer received by Barkerville with respect to the Cariboo gold project.

Dividends

On May 4, 2017, the Board of Directors declared a quarterly dividend of $0.04 per common share payable on July 17, 2017 to shareholders of record as of the close of business on June 30, 2017.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – First Quarter Report

2017 Annual General Meeting

On April 10, 2017, the Company has filed its Management Information Circular for its upcoming Annual and Special Meeting of Shareholders to be held on Thursday, May 4, 2017 at 3:00 pm (EDT) at the Loews Hotel Vogue located at 1425, de la Montagne Street, Montreal, Québec, Canada, H3G 1Z3.

Shareholders will be asked to elect the Company’s directors for the ensuing year, appoint PricewaterhouseCoopers as independent auditor, adopt an ordinary resolution to approve all unallocated options under the Corporation’s Stock Option Plan, adopt an ordinary resolution for the approval of the Amended and Restated Shareholder Rights Plan, and adopt an advisory resolution accepting Osisko’s approach on executive compensation.

The Management Information Circular is available with the Canadian securities regulatory authorities on SEDAR at www.sedar.com, with the U.S. Securities and Exchange Commission (“SEC”) on EDGAR at www.sec.gov and on Osisko’s website at www.osiskogr.com.

Risks and Uncertainties

The Company is a royalty and stream interests holder and investor that operates in an industry that is dependent on a number of factors that include environmental, legal and political risks, the discovery of economically recoverable resources and the conversion of these resources to reserves and the ability of third-party partners to maintain an economic production. An investment in the Company’s common shares is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in our most recent Annual Information Form and the other information filed with the Canadian securities regulators and the SEC before investing in the Company's common shares. If any of such described risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Company’s business. For information on risks and uncertainties, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO”) of the Company are responsible for establishing and maintaining the Company’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”), is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company’s management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

As required by applicable Canadian securities laws, the CEO and CFO have evaluated whether there were changes to the DCP during the three months ended March 31, 2017 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Internal Control over Financial Reporting

The Company’s management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – First Quarter Report

The CEO and CFO have evaluated whether there were changes to the ICFR during the three months ended March 31, 2017 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

The Company’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

Basis of Presentation of Consolidated Financial Statements

The unaudited condensed interim consolidated financial statements for the three months ended March 31, 2017 have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2016, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in these condensed interim consolidated financial statements are consistent with those of the previous financial year, except for the presentation of depletion of royalty and stream interests which is now presented before Gross profit instead of under Other operating expenses in the consolidated statements of income (loss). The Board of Directors approved the unaudited condensed interim consolidated financial statements on May 4, 2017.

The significant accounting policies of Osisko are detailed in the notes to the audited consolidated financial statements for the year ended December 31, 2016 filed on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on Osisko’s website at www.osiskogr.com.

Critical Accounting Estimates and Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical judgements in applying the Company’s accounting policies are detailed in the audited consolidated financial statements for the year ended December 31, 2016 filed on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on Osisko’s website at www.osiskogr.com.

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2016 and in the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2017, both filed on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on Osisko’s website at www.osiskogr.com.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – First Quarter Report

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures including “Adjusted Earnings” and “Adjusted Earnings per share” to supplement its consolidated financial statements, which are presented in accordance with IFRS.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

To determine its method of calculation, the Company has reviewed, during the first quarter of 2016, similar adjusted earnings calculations by its peers. Following this review, the Company has decided to exclude the gains and losses on foreign exchange from its adjusted earnings and adjusted earnings per share as they do not reflect the operating performance of the Company.

Adjusted Earnings and Adjusted Earnings per Share

“Adjusted earnings” is defined as “Net earnings (loss) attributable to Osisko’s shareholders” less certain items: “Foreign exchange gain (loss)”, “Impairment of exploration and evaluation assets”, “Gains (losses) on disposal of evaluation and evaluation assets”, “Write-off of property and equipment”, “Unrealized gain (loss) on investments”, “Impairment on financial assets and investments in associates”, “Share of income (loss) of associates”, “Deferred income tax expense” and other unusual items such as transaction costs.

Adjusted earnings per share is obtained from the “adjusted earnings” divided by the “Weighted average number of common shares outstanding” for the period.

	Three months ended
		March 31,
	2017	2016
(in thousands of dollars, except per share amounts)	$	$

Net earnings (loss) attributable to Osisko’s shareholders	4,076	(60)

Adjustments:
Foreign exchange loss	1,415	13,720
Unrealized gain on investments	(2,024)	(5,155)
Share of loss of associates	1,445	982
Deferred income tax expense (recovery)	1,721	(764)

Adjusted earnings	6,633	8,723

Weighted average number of common shares outstanding (000’s)	106,543	99,093

Adjusted earnings per share	0.06	0.09

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – First Quarter Report

Forward-looking Statements

Certain statements contained in this MD&A may be deemed "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue estimates, future demand for and prices of commodities, business prospects and opportunities and outlook on gold and currency markets are forward-looking statements. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko, the realization of the anticipated benefits deriving from Osisko’s investments and transactions and the estimate of gold equivalent ounces to be received in 2017. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties, streams and investments held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, stream or other interests; the unfavorable outcome of litigation relating to any of the properties in which Osisko holds a royalty, stream or other interests; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty, stream or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty, stream or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. For additional information on risks, uncertainties and assumptions, please refer to the Annu al Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – First Quarter Report

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

Osisko is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports its mineral reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101, Standards of Disclosure for Mineral Properties (“NI 43-101"). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). U.S. reporting requirements are governed by the SEC’s Industry Guide 7 (“Guide 7”). This MD&A includes estimates of mineral reserves and mineral resources reported in accordance with NI 43-101. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Consequently, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the SEC. Osisko also reports estimates of “mineral resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized by NI 43-101, they are not defined terms under standards of the SEC and, generally, U.S. companies are not permitted to report estimates of mineral resources of any category in documents filed with the SEC. As such, certain information contained in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

(Signed) Sean Roosen	(Signed) Elif Lévesque
Sean Roosen	Elif Lévesque
Chair and Chief Executive Officer	Vice President, Finance and Chief Financial Officer

May 4, 2017

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – First Quarter Report

Corporate Information

Corporate Office
1100 av. des Canadiens-de-Montréal
Suite 300
Montréal, Québec, Canada H3B 2S2
Tel.: (514) 940-0670
Fax: (514) 940-0669
Email: info@osiskogr.com                                                             Web site: www.osiskogr.com

Directors	Officers
Sean Roosen, Chair and Chief Executive Officer *	Sean Roosen, Chair and Chief Executive Officer
Joanne Ferstman, Lead Director	Bryan A. Coates, President
Françoise Bertrand	Luc Lessard, Senior Vice President, Technical Services
Victor H. Bradley	Elif Lévesque, Vice President, Finance and Chief Financial Officer
John Burzynski *
Christopher C. Curfman	Joseph de la Plante, Vice President, Corporate Development
André Gaumond *	André Le Bel, Vice President, Legal Affairs and Corporate Secretary
Pierre Labbé
Charles E. Page	Vincent Metcalfe, Vice President, Investor Relations
Jacques Perron	Frédéric Ruel, Vice President and Corporate Controller

* Non-independent

Chief Geologist and Qualified Person (as defined by NI 43-101)
Paul Archer

Exchange listings
Toronto Stock Exchange
                  - Common shares: OR
                  - Warrants:             OR.WT (Exercise price: $36.50 / Expiry date: March 5, 2022)
                                                   OR.WT.A (Exercise price: $19.08 / Expiry date: February 25, 2019)
New York Stock Exchange
                  - Common shares: OR

Dividend Reinvestment Plan
Information available at http://osiskogr.com/en/dividends/drip/

Transfer Agents
Canada: CST Trust Company
Unites States of America: American Stock Transfer & Trust Company, LLC

Auditors
PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.

Legal Counsels
Bennett Jones LLP
Lavery, de Billy LLP
Paul, Weiss, Rifkind, Wharton & Garrison LLP